EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended January 30, 2016 and for the quarters ended May 21, 2016 and May 23, 2015.

	May 21,	May 23,	January 30,	January 31,	February 1,	February 2,	January 28,
	2016	2015	2016	2015	2014	2013	2012
	(16 weeks)	(16 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)
	(in millions of dollars)
Earnings:
Earnings before tax expense	$1,045	$954	$3,094	$2,649	$2,282	$2,302	$843
Fixed charges	308	272	903	896	797	823	794
Capitalized interest	(4)	(2)	(9)	(5)	(5)	(3)	(6)

Pre-tax earnings before fixed charges	$1,349	$1,224	$3,988	$3,540	$3,074	$3,122	$1,631

Fixed charges:
Interest	$159	$150	$491	$493	$448	$465	$441
Portion of rental payments deemed to be interest	149	122	412	403	349	358	353

Total fixed charges	$308	$272	$903	$896	$797	$823	$794

Ratio of earnings to fixed charges	4.4	4.5	4.4	4.0	3.9	3.8	2.1